UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Resignation of Auditor

As disclosed in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 20-F”), at a meeting held on December 17, 2013 the Audit Committee of VimpelCom Ltd.’s Supervisory Board recommended to the Supervisory Board that the Supervisory Board propose to VimpelCom Ltd.’s shareholders the engagement of PricewaterhouseCoopers Accountants N.V. (“PwC”) as its independent registered public accounting firm for the fiscal year ending December 31, 2014. At the same meeting, VimpelCom Ltd.’s Audit Committee of the Supervisory Board decided to ask Ernst & Young Accountants LLP (“EY”) to resign as independent registered public accounting firm for VimpelCom Ltd. and its subsidiary companies.

On June 12, 2014, EY provided VimpelCom Ltd. a resignation letter to resign as auditor for VimpelCom Ltd. and its subsidiary companies with effect as of the same day. In its resignation letter, EY confirmed, for the purposes of section 89 (3) of the Companies Act 1981 of Bermuda, that there are no circumstances or reasons associated with its resignation which it would bring to the attention of the successor auditor to VimpelCom Ltd.

The recommendation to appoint PwC as VimpelCom Ltd.’s new external auditor was the result of a tender process performed by the Supervisory Board as part of VimpelCom Ltd.’s regular review of its external auditor. This appointment will be subject to VimpelCom Ltd. shareholder approval at the next Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 12, 2014

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	Group General Counsel & Chief Corporate Affairs Officer